Free Writing Prospectus

To Prospectus dated March 25, 2021 and

Preliminary Prospectus Supplement dated May 18, 2022

Filed Pursuant to Rule 433

Registration No. 333-254699

$500,000,000

Church & Dwight Co., Inc.

5.000% Senior Notes due 2052

Final Term Sheet

May 18, 2022

Issuer:	Church & Dwight Co., Inc.
Expected Ratings:*	Moody’s: A3 (Stable) S&P: BBB+ (Stable)
Trade Date:	May 18, 2022
Settlement Date:	June 2, 2022 (T+10)**
Principal Amount:	$500,000,000
Maturity Date:	June 15, 2052
Interest Payment Dates:	Each June 15 and December 15, beginning on December 15, 2022
Coupon (Interest Rate):	5.000%
Price to Public:	99.951% of the principal amount
Yield to Maturity:	5.003%
Spread to Benchmark Treasury:	1.90% (190 basis points)
Benchmark Treasury:	UST 2.250% due February 15, 2052
Benchmark Treasury Price/Yield:	83-16+; 3.103%
Make-Whole Call:	Prior to December 15, 2051, T+30 basis points
Par Call:	On or after December 15, 2051
Change of Control:	Upon the occurrence of a “Change of Control Triggering Event” with respect to a series of notes, the Issuer will be required, unless it has previously exercised or, contemporaneously with the Change of Control Triggering Event, exercises its right to redeem such series of notes, to repurchase all of such series of notes at a price equal to 101% of the principal amount of the applicable series of such notes, plus any accrued and unpaid interest thereon to, but excluding, the repurchase date.
Minimum Denomination:	$2,000 x $1,000
Format:	SEC Registered
Joint Book-Running Managers:	BofA Securities, Inc. BMO Capital Markets Corp. HSBC Securities (USA) Inc. Truist Securities, Inc. Wells Fargo Securities, LLC
Senior Co-Managers:	MUFG Securities Americas Inc. Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.
Co-Managers:	BNP Paribas Securities Corp. Citizens Capital Markets, Inc. Huntington Securities, Inc. Loop Capital Markets LLC Academy Securities, Inc.

CUSIP / ISIN:	17136MAB8 / US17136MAB81

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

The issuer expects that delivery of the notes will be made against payment therefor on or about June 2, 2022 which is the tenth business day following the date of this final term sheet (such settlement being referred to as “T+10”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+10, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, BMO Capital Markets Corp. toll-free at 1-866-864-7760, HSBC Securities (USA) Inc., toll-free at 1-866-811-8049, Wells Fargo Securities, LLC toll-free at 1-800-645-3751.